601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

December 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Edward M. Kelly and Erin M. Purnell

Re:	Shoals Technologies Group, Inc.

Draft Registration Statement on Form S-1

Submitted December 11, 2020

CIK 0001831651

On behalf of our client, Shoals Technologies Group, Inc. (the “Company”), we set forth below the Company’s response to the letter, dated December 22, 2020, containing the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on December 11, 2020 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Company’s response immediately below the Staff’s comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comment and is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects this revision and clarifies certain other information. The page number in the text of the Company’s response corresponds to the page number in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Confidential Draft Registration Statement on Form S-1

General

Our certificate of incorporation will also provide that the Court of Chancery…will be the exclusive forum…, page 49

1.

Staff’s comment: We note your revisions in response to comment 3. Notwithstanding the disclaimer that the applicability of the choice of forum provision in your certificate of incorporation is limited to the extent permitted by law, remove the statement “we believe,” and revise the disclosure to make clear whether the exclusive forum provision in your certificate of incorporation applies to actions arising under the Securities Act or the Exchange Act. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your certificate of incorporation states this clearly. We may have further comment after you file by amendment your certificate of incorporation as an exhibit.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

VIA E-MAIL

cc:	Edward M. Kelly

Erin M. Purnell

Jean C. Yu

Charles Eastman

Securities and Exchange Commission

Jason Whitaker

Dr. Philip A. Garton

Shoals Technologies Group, Inc.

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP